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October 16, 2006
BY EDGAR
Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549-3628

Re:	Photowatt Technologies Inc.
Registration Statement on Form F-1;
File No. 333-137044
Dear Mr. Mancuso:
On behalf of our client, Photowatt Technologies Inc. (“Photowatt”), we hereby acknowledge receipt of the comment letter dated September 28, 2006 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above captioned Form F-1 filed September 1, 2006.
On behalf of Photowatt, we submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by Photowatt’s responses.

ABU DHABI   |   BEIJING   |   BRUSSELS   |   DÜSSELDORF   |   FRANKFURT   |   HONG KONG  |  LONDON   |   MANNHEIM  |   MENLO PARK
MUNICH  |  NEW YORK  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC
SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS. COUNTRY OF PRIMARY QUALIFICATION: UNITED STATES OF AMERICA NOT QUALIFIED TO PRACTICE ONTARIO LAW.

General
1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range. We may have further comments when you include pricing information and related disclosure.

Response: We confirm that any preliminary prospectus that Photowatt circulates will include all non-Rule 430A information.

2.	If you intend to include graphics in the prospectus, please submit them and allow time for staff review and comment.

Response: Photowatt intends to include graphics in the prospectus and will submit such graphics and allow time for Staff review and comment.

3.	Please provide us with support for the market opportunity data you have included in your prospectus. Clearly mark the relevant sections that support the data you have included and the page number of your prospectus where such data has been used. Also tell us whether the sources of the cited data have consented to your use of their names and data and whether any of the reports were commissioned by you or prepared specifically for your use.

Response: We have provided to the Staff the support for the market opportunity data included in the manner requested under separate cover. SolarBuzz has consented to Photowatt’s use of its name and data. No reports were commissioned by Photowatt or prepared specifically for Photowatt’s use.
Cover Page
4.	Please remove the caption “Joint Book-running Managers” from your cover page disclosure.

Response: The disclosure has been revised in response to the comment.
Table of Contents
5.	We note the first sentence in the paragraph following your table of contents cautioning investors that they “should rely only on the information contained in this prospectus.” Please consider whether this statement, in its current form, is consistent with your ability to use free writing prospectuses.

Response: The disclosure has been revised to reflect Photowatt’s ability to use free writing prospectuses.

6.	The risk factors must immediately follow your prospectus summary or a one-page prospectus cover. Although we do not object to a table of contents page, multi-page disclosure should be relocated to a more appropriate section of your document.

Response: Portions of the disclosure following the table of contents have been moved to avoid multi-page disclosure.
Prospectus Summary, page 1
7.	We note that your summary contains a lengthy description of your strengths and strategy. Further, we note the identical disclosure appears later in your prospectus. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of your strengths and strategy.

Response: The disclosure in the summary has been revised in response to the comment.
Our Company, page 1
8.	If you elect to highlight your revenue, please provide equally prominent disclosure of your losses.

Response: The disclosure has been revised in response to the comment.
Spheral Solar, page 3
9.	Please indicate your recent asset impairment charge related to Spheral Solar and that you acquired the Spheral Solar technology. Also, indicate the year you acquired the Spheral Solar technology

Response: The disclosure in the Prospectus Summary in connection with Spheral Solar technology has been significantly reduced. As a result, the requested information has been included elsewhere in the prospectus, where Spheral Solar is discussed in greater detail, including on pages 55 and 66.
Our Relationship With ATS, page 5
10.	Please provide a brief description of ATS and indicate where ATS’s common stock trades.

Response: The disclosure has been revised to include the requested information.

11.	In an appropriate location in your prospectus, please disclose whether you have established any procedures to minimize the potential for conflicts of interest between you and ATS. If so, describe those procedures.

Response: Photowatt and ATS have planned extensively for the separation of Photowatt from ATS. Through that process they have discussed potential conflicts of interest, and assets and other items have been allocated to Photowatt in a manner designed to avoid conflicts of interest. Photowatt does not expect there to be significant conflicts of interest with ATS because ATS operates primarily in a different business. To the extent that conflicts do arise, Photowatt’s board of directors consists of nine directors. Only three directors are employed by and nominees of ATS. Photowatt’s board will act to protect Photowatt’s interests in a conflict situation with ATS.
Risk Factors, page 12
Because we are a Canadian corporation, page 31
12.	We note your disclosure that “investors should not assume....” Please clarify why there is doubt.

Response: In general, Canadian courts will not entertain an action for the enforcement of a foreign judgment that is the result of a penal, revenue, or other public law, nor will they enforce foreign judgments ordering the payment of taxes or penalties. Furthermore, Canadian courts also generally refuse to give effect to laws that empower foreign sovereignty, such as securities legislation, anti-trust or competition laws, trade regulations, expropriation laws and national security legislation. Thus, Photowatt has included disclosure in its prospectus to inform investors of this risk. We also note that several other Canadian issuers have recently filed similar risk disclosure in their final prospectuses which have been filed with the Commission.
Special Note, page 32
13.	We note your statement in the last paragraph regarding documents you reference. Please clarify whether you are seeking to incorporate documents by reference. If you are incorporating by reference, please tell us the authority that permits the incorporation.

Response: Photowatt is not purporting to incorporate any documents by reference into the registration statement. The disclosure has been revised to clarify this.
Use of Proceeds, page 33
14.	Please provide the disclosure required by Form 20-F Item 3.C.4.

Response: The disclosure has been revised to include the requested information.
Dilution, page 36
15.	Please discuss the further dilution to be experienced by your new investors to the extent your outstanding stock options are exercised. Please also explain how the “common shares,” “total consideration” and “average price per share” columns in your second table would change if your outstanding options were exercised.

Response: The disclosure has been revised to include the requested information.

Related Party Transactions, page 58
16.	Please identify the “business” and the “senior executive” referred to in the second paragraph.

Response: The disclosure has been revised to include the requested information.
Spheral Solar, page 44
17.	Please update the status of the September 2006 assessment.

Response: The September 2006 assessment has been completed. Photowatt is continuing to evaluate the findings of the assessment in order to determine the implications for the development of Spheral Solar technology and will add appropriate disclosure in a future amendment to the registration statement once Photowatt has completed this evaluation.
Results of Operations, page 51
18.	Please separately quantify the effect of volume, price, and product mix.

Response: The disclosure has been revised to include the requested information.
Quantitative and Qualitative Disclosure About Market Risk, page 57
19.	Please revise your disclosures of foreign exchange risk, derivative financial instruments and interest rate risk here to provide quantitative disclosures of your market risk in at least one of the three alternatives specified in Item 11(a) of the Form 20-F rules.

Response: The disclosure will be revised in a future amendment to the Registration Statement to include the requested information.
Business, page 60
20.	Please disclose when you began developing and selling your products.

Response: The disclosure has been revised to include the requested information.
Elk Corporation, page 67
21.	In an appropriate location in your prospectus, please include a brief discussion of the regulatory approval requirements that will be necessary for the commercialization of your Spheral Solar products.

Response: The disclosure has been revised to include the requested information.
Research and Development, page 68

22.	Please indicate when Texas Instruments developed this technology and also identify the successor owner. Briefly clarify how and when you came to acquire the technology from the successor owner.

Response: The disclosure has been revised to include the requested information.
Germany, page 72
23.	We note your disclosure that the subsidy programs in Germany are designed to decline over time and we note that your sale in Germany represented approximately 49% of your total revenue in fiscal 2006. Please provide a brief discussion of the subsidy programs in Germany that are material to your revenues and clarify how those subsidies will decline over time.

Response: The disclosure will be revised in a future amendment to include the requested information.
Competition, page 74
24.	Please clarify your relative competitive position by expanding your business section to disclose how the technologies you employ differ from the amorphous silicon, ribbon, sheet and nano technologies you have referenced.

Response: The disclosure has been revised to include the requested information.
Corporate Structure, page 74
25.	Please clarify where you do not own 100% of the entity disclosed.

Response: Once the expected ownership of each entity is finalized, the disclosure will be revised in a future amendment to the registration statement to include the requested information.

26.	Given the disclosure in Note 18 on page F-18, please tell us why Matrix Solar Technologies, Inc. does not appear in this chart.

Response: Once the expected ownership of each entity is finalized, the disclosure will be revised in a future amendment to the registration statement to include the requested information.
Patents and Trademarks, page 74
27.	Please clarify the portion of your business that is reliant on patents that expire in the near future.

Response: The disclosure has been revised to clarify the extent of reliance on patents by certain portions of Photowatt’s business.
Environmental Matters, page 77

28.	Please clarify whether you are in compliance with applicable environmental laws and regulations.

Response: The disclosure has been revised to include the requested information.
Our Relationship with ATS, page 77
Ownership of assets, page 78
29.	Please clarify how you will acquire rights to ATS assets that may be used in your business but not exclusively in your business.

Response: Photowatt will not acquire rights to ATS assets that may be used in Photowatt’s business but not exclusively in its business. Therefore no revisions have been made to the disclosure. To the extent Photowatt requires use of ATS assets, it will contract with ATS to use its assets as required at rates to be negotiated at such time.
Non-competition and non-solicitation, page 79
30.	We note that the anticipated non-competition provisions appear not to be reciprocal. Please expand your risk factor disclosure to discuss any material risks arising from ATS not being subject to similar non-competition provisions. We note in this regard that ATS may be able to compete with you indirectly through its investment in Canadian Solar Inc. Please include in your risk factor disclosure any particular risks that arise from that relationship or from potential conflicts of interest related to that relationship.

Response: The disclosure has been revised to include the requested information, including a new risk factor on page 26 entitled, “We may have a business conflict of interest with ATS as a result of ATS’ portfolio investment in a company that may compete with us.” We also note that disclosure of potential conflicts of interest related to business opportunities that may be attractive to both ATS and Photowatt is already included on page 25 under the heading, “We may have potential disputes and business conflicts of interest with ATS regarding our past and ongoing relationships, and because of ATS’ controlling ownership in us, the resolution of these conflicts may not be favorable to us.”
Quorum, page 79
31.	Please disclose the Canadian residency requirements that you mention here.

Response: The disclosure has been revised to include the requested information.
Financial Reporting, page 80

32.	We note your intention to use auditors and accounting policies and practices chosen by ATS. Please provide us your analysis of how you will be exempt from the requirements of Rule 10A-3(b)(2).

Response: Photowatt’s audit committee is aware of its duties under Rule 10A-3(b)(2) of the Securities Exchange Act of 1934, as amended. As such, Photowatt’s audit committee will independently determine which auditors and accounting policies and practices to use. To the extent not inconsistent with its duties under Rule 10A-3(b)(2), Photowatt’s audit committee intends to use the same audit firm used by ATS and employ accounting policies and practices consistent with those of ATS.
Transitional Services Agreement, page 82
33.	Please clarify how the fixed prices and fixed rates are to be determined. For example, are they intended to provide ATS a specific rate of profit?

Response: The fixed prices and fixed rates will be specified in the Transitional Services Agreement which will be filed as an exhibit to the registration statement. Certain of these prices will be based on ATS’s costs plus an administrative charge, and certain of these prices will be based on estimated market prices.
ATS solar automation know-how, page 83
34.	Please clarify the scope of this “know-how,” the extent to which it is used in your business, and the extent to which it permits ATS to compete with you.

Response: The disclosure has been revised to include the requested information.

35.	Please clarify the effect of the excluded intellectual property mentioned in the parentheses.

Response: The disclosure has been revised to include the requested information.
Lease Agreement, page 83
36.	Please briefly indicate how your creditworthiness will be determined under the Lease Agreement. Also disclose the minimum rent mentioned in the last sentence.

Response: Once the terms of the Lease Agreement have been finalized, the disclosure will be revised in a future amendment to include the requested information.
Management, page 85
Directors and Executive Officers, page 85
37.	In some places you disclose that the individual joined ATS. In other places, you state that the individual joined you. Please clarify whether the individual is an employee of ATS or you. For employees of ATS, please clarify whether they will continue to serve in both roles after the offering, and provide related risk factors. Also, in an appropriate section of your document, please disclose when you were incorporated so investors can understand when the employees joined you relative to your date of incorporation.

Response: The disclosure has been revised to include the requested information, including the indication on page 4 of the prospectus of the date on which Photowatt was incorporated.

38.	Please clarify when the named individuals became a director.

Response: The disclosure has been revised to include the requested information.

39.	Please clarify what you mean when you say that Hoya is a “public” manufacturer. Also, please provide us support for your statement of Hoya’s size.

Response: The disclosure has been revised to clarify that Hoya is a publicly traded manufacturer. We have provided to the Staff the support for the statement of Hoya’s size under separate cover.

40.	Please clarify when Mr. Mandy became CEO of Zarlink. His experience from 2001 to the present is unclear.

Response: The disclosure has been revised to include the requested information.
Employment Agreements, page 89
41.	Please clarify the amount of shares ATS would have to transfer in order to trigger the change-in-control provisions of these agreements.

Response: The disclosure has been revised to include the requested information.
Compensation, page 90
42.	Please identify the ATS nominees.

Response: The disclosure has been revised to include the requested information on page 95 of the prospectus.
Compensation Table, page 90
43.	Please clarify what you mean by RRSP.

Response: The disclosure has been revised to include the requested information.

44.	Please disclose the expiration date of the options.

Response: The disclosure has been revised to include the requested information.

Stock Option Plan, page 91
45.	With a view toward disclosure, please provide us a table that shows:
•	each person to receive the option grants exercisable at the IPO price as disclosed on pages 8 and 92;

•	the relationship of each individual to you;

•	the total number of shares underlying each individual’s options, and

•	the duration of the option.
Response: Disclosure in connection with stock option grants approved by Photowatt’s board of directors has been added to the prospectus on page 97.

Short Term Incentive Plan, page 95
46.	As you have done with your other plans, please include a description of the material provisions of this plan.

Response: Once the terms of this plan have been finalized, the disclosure will be revised in a future amendment to include the requested information.
Related-Party Transactions, page 96
47.	Please disclose the extent of each of your officers and directors’ interest in ATS.

Response: The disclosure has been revised to include the requested information.

48.	In an appropriate section of your document, please disclose why ATS is separating your business from its own.

Response: The disclosure has been revised to include the requested information on page 81.

49.	Please describe in this section the transactions that generated the entries in the tables on page 58 and in Note 17 on page F-17. Include the date and purpose of the transaction and how the dollar amount was determined.

Response: The disclosure has been revised to include the requested information. Because the entries relate to numerous transactions during the period in question, specific dates would not be material to investors and have not been provided.
Common Shares, page 98
50.	Please clarify whether your disclosed majority voting rules apply to director elections.

Response: The disclosure has been revised to include the requested information.
Taxation, page 105

51.	Disclosure required by Form 20-F Item 10.E should not be limited to federal income taxes. Also, your disclosure of tax consequences should include all required material information, not just “certain” information as disclosed on page 107. Please expand your disclosure accordingly.

Response: The disclosure has been revised accordingly. Photowatt confirms that all material information in response to Form 20-F Item 10.E is included therein.

52.	We note your reference to proposals in the second paragraph. Please clarify how existing law would materially differ under the proposals.

Response: The disclosure has been revised to include the requested information.

53.	It is inappropriate to disclaim responsibility for your disclosure; therefore, please remove the statement that your disclosure is not legal or tax advice.

Response: The disclosure has been revised accordingly.

54.	Please unequivocally state what the tax consequences are, rather than what they “should” be. For example we note the last sentence of the penultimate full paragraph on page 108. If you can not provide unequivocal disclosure, please disclose the reason for and degree of the uncertainty, the possible outcomes, and the risks to investors.

Response: The disclosure has been revised accordingly.
Taxation of U.S. Holders, page 106
55.	Please expand the second paragraph to clarify how the residency of a transparent entity is determined.

Response: The disclosure has been revised to include the requested information.
Directed Share Program, page 113
56.	We note your disclosure that investors must commit on the date of the prospectus. If the date of the prospectus is the date that the registration statement becomes effective, please tell us how commitments before the effective time on that day will be consistent with Section 5 of the Securities Act.

Response: The disclosure has been revised to clarify that investors must commit after the effective time on the date of the prospectus.

57.	Please reconcile the last sentence of this section with the disclosure in the third paragraph on page 103.

Response: The disclosure has been revised to clarify that shares received under the directed share program are not subject to the 180-day lock-up.

Affiliations, page 114
58.	Please provide more specific disclosure about past relationships with the underwriters.

Response: More specific disclosure is expected to be included in a future amendment to the registration statement once the underwriting group has been finalized.
Where you can find more information, page 117
59.	Please tell us the authority on which you rely for your statement that exhibits modify prospectus disclosure.

Response: The disclosure has been revised to clarify that exhibits do not modify prospectus disclosure.
Financial Statements, page F-1
60.	In the event of a delay of effectiveness, please revise to provide updated financial information, as required by Rule 3-13 of Regulation S-X.

Response: Photowatt’s financial statements and related financial disclosure as of and for the three months ended June 30, 2006 and 2005 have been included in the prospectus.
Report of Independent Registered Public Accounting Firm, page F-2
61.	Please have your auditor revise its audit report to state, if true, that it conducted its audits in accordance with the standards of the Public Company Accounting Oversight Board. Refer to PCAOB Auditing Standard 1.

Response: The SEC Regulations Committee of the AICPA at a June 15, 2004 Joint Meeting with the Staff addressed the requirement to refer to the PCAOB standards in audit reports on financial statements of entities that are not issuers included in a document filed with the Commission.

Because the reorganization relating to Photowatt described in the prospectus had not occurred as of the date of the audit report included in the registration statement, the financial statements are not at that time the financial statements of an issuer. Accordingly the audit report makes reference to auditing standards generally accepted in the United States of America.
Part II
Item 17, Undertakings, page II-5
62.	Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include those undertakings.

Response: The undertakings have been included in the registration statement.
Exhibits

63.	Please include time in your offering schedule for resolution of additional comments after you file all required exhibits.

Response: Photowatt will include time in the offering schedule for resolution of additional comments.

64.	Please provide a currently dated and signed consent from your independent accountants in your amendment.

Response: A currently dated and signed consent form from Photowatt’s independent accountants has been included in the registration statement.

Acknowledgment
Photowatt acknowledges that (i) Photowatt is responsible for the adequacy and accuracy of the disclosure of the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Photowatt may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this letter to the undersigned at 416-360-2967.
Sincerely,
/s/ Christopher J. Cummings
Christopher J. Cummings

cc:	Silvano Ghirardi, Photowatt Technologies Inc.
David L. Adams, Photowatt Technologies Inc.
Timothy A.G. Andison, Shearman & Sterling LLP